Confidential Treatment Requested by KBR, Inc.

KBR
____________________________________________________________
601 Jefferson Street  •  Houston, Texas 77002-7900
Phone:  713.753.2067  •  Fax 713.753.2017

October 20, 2010

Cecilia Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           KBR, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 1-33146

Dear Ms. Blye:

I respectfully submit this letter on behalf of KBR, Inc. (“KBR”) in response to your letter dated September 14, 2010, regarding the above-referenced Form 10-K.  You requested supplemental information regarding KBR’s contacts with Iran for purposes of better understanding the contents of the Form 10-K disclosure.

Your September 14, 2010 letter states: “We have limited our review of your filing to your contacts with a country that has been identified as state sponsors of terrorism, and we have the following comments;” and “At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure.”  KBR interprets the terms “you” and “your” as used in your letter to include KBR and all of KBR’s domestic and foreign subsidiaries, majority-owned joint ventures, and affiliates.  Neither KBR, nor any affiliate organized under U.S. law, has undertaken business activities in Iran, or with the Iranian government or government-controlled entities, during the period of review.  Nor has KBR, or any affiliate organized under U.S. law, provided any goods, services, technology or information into Iran, directly or indirectly.  Thus, our response below focuses exclusively on certain business activities of foreign incorporated entities.

I.	Question 1

Your letter of September 14, 2010 presented the following question:

“We are aware of various news reports published in February-April 2010 that GVA Consultants (“GVA”), which you identify on your website as one of its subsidiary operations, had, until March 2009, an agreement to provide services, including technical assistance, for the construction of a semi-submersible rig in Iran.  Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Iran.”

“Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your separation from Halliburton on April 5, 2007.  Your response should describe any goods, services, technology, or information that you have provided into Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.”

A.           Overview of Contacts in Iran

As noted in your letter, KBR became an independent company on April 5, 2007.  At the time of KBR’s separation from Halliburton, some of KBR’s foreign subsidiaries had contracts involving Iran related to design and engineering services and ammonia/urea plants.  After separation, KBR’s foreign subsidiaries continued to perform their pre-existing contractual obligations independently of their U.S. parent companies.  KBR has not directly or indirectly held any Iranian assets nor made any investments in Iran after its separation from Halliburton.  Work on projects inherited from Halliburton that involved the provision of goods, services, technology or information by foreign subsidiaries to Iran has terminated.1  KBR’s corporate policy precludes further contacts with Iran.

In response to your request, KBR’s foreign subsidiaries’ former projects in Iran are discussed below.

B.           GVA – Semi-Submersible Rig

The project referenced in your letter involved a contract entered into by GVA (KBR’s Swedish subsidiary) to provide design and engineering services for a semi-submersible rig in Iran.  GVA entered into the project contract in March 2001, before being acquired by Halliburton.  As explained below, most of GVA’s work on the project had been completed before April 5, 2007, with sporadic technical assistance, work in order to obtain certification for insurability of the rig, and payment collection efforts, after that date.  GVA completely terminated its work on the project in May 2009.

1.           Project Start-up

At the time of Halliburton’s acquisition of GVA in November 2001, GVA was providing services pursuant to two framework agreements for the Khazar Semi-Submersible Drilling Unit Project (“KSSDUP”) in the Caspian Sea.2  GVA entered a Consortium Agreement with Sherkate Sanatie Daryale Iran (“SADRA”), an Iranian company (“Consortium Agreement”), under which GVA would provide design and engineering services for the semi-submersible drilling rig.  The GVA-SADRA Consortium simultaneously entered into an agreement with the National Iranian Oil Company (“NIOC”), the project owner, for the design and construction of the rig (the “NIOC Agreement”).  Under the NIOC Agreement, NIOC was to compensate the Consortium on a fee for services basis.  GVA did not acquire any share of ownership, equity interest, or right to participation in royalties, earnings or profits associated with the rig.  GVA’s contract share of the 2001 $226 million Consortium fee was less than 5%.

2.           Project Activity Before KBR’s Separation from Halliburton

GVA completed most of its work under the Consortium Agreement in 2002, before KBR’s separation from Halliburton.  After 2002, GVA’s activities began to diminish, although various technical difficulties extended the project through 2004.  During that period, there were payment problems, and GVA stopped receiving fees due from its Consortium partner SADRA.  Accordingly, GVA stopped working on the project in 2005.

3.           Project Activity After KBR’s Separation from Halliburton

Beginning in mid-2007, GVA personnel resumed an effort to obtain payment for prior work performed on the rig.  GVA learned that the rig still had not been certified, and GVA entered into various Memoranda of Understanding to help with technical difficulties.  GVA operated independently of KBR’s U.S. operations with respect to its work on the project, and KBR was not involved in decision-making related to the KSSDUP project.  GVA utilized its own employees and consultants to perform work and make collection efforts.  None of the GVA employees/consultants who worked on the project was a U.S. person.  Based on information provided to KBR by GVA’s former Managing Director and former Accounting and Finance Manager, the fees received by GVA after April 5, 2007 amounted to approximately $5 million.3   GVA officially terminated its participation in the Consortium Agreement and the NIOC Agreement on May 19, 2009.  GVA has discontinued its contacts with Iran since then.

Your letter further inquires about “any goods, services, technology, or information that you have provided into Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those persons.”  While GVA’s activity related to the KSSDUP project consisted primarily of design and engineering services, it appears that GVA also may have provided some goods into Iran incidental to those services.  GVA employees (non-U.S. persons) on occasion traveled to Iran for work on the project.  Also, based on our review of GVA’s activities in Iran, it appears that GVA’s former Managing Director may have engaged in some procurement activities for Iranian nationals associated with the KSSDUP project in the period since 2007.  The available information indicates that the procurement activities were carried out through the use of European vendors.  Based on information available, any fees related to this activity were a small part of the fees related to the entire project that, as discussed below, were not material.

In response to your question about contacts with employees of Iranian government controlled entities, we understand that NIOC was (and continues to be) controlled by the Iranian government, and SADRA may also have some Iranian government ownership.  Because NIOC was the customer for the KSSDUP project, GVA employees (again, non-U.S. persons) interacted with NIOC and SADRA employees in connection with providing services under the agreements and in efforts to obtain payment for services.

C.           MWKL – Agreements Related to Ammonia/Urea Plants

Prior to KBR’s separation from Halliburton, another of KBR’s foreign subsidiaries, M.W. Kellogg Limited (“MWKL”), entered into a number of projects involving Iran.  MWKL is a U.K.-based joint venture in which KBR holds a majority interest (55%).4  Since April 5, 2007, MWKL has worked on three projects to provide proprietary ammonia technology licenses and related services for facilities in Iran.  Two of the projects were with a Japanese firm building ammonia plants in Iran and involved ammonia licenses and related engineering services.  The third project was with a Japanese engineering company, which was part of a consortium building an ammonia/urea facility.  The other consortium members were South Korean and Iranian.  MWKL’s work involved ammonia and urea technology licenses, and related engineering and procurement services.5  These three projects commenced prior to April 5, 2007.

MWKL’s fees received in connection with these projects since April 5, 2007 total roughly $2 million.  The work performed under these projects since April 5, 2007 consisted of the provision of technical assistance and procurement support services.6  MWKL’s work under these agreements ended in the first quarter of 2010.  MWKL expects to receive one final payment of about $150,000 from MWKL’s Japanese client for work already performed in connection with ammonia licenses.  Aside from that anticipated payment, MWKL anticipates no further revenues from these projects, and has no other Iran-related work although it may have remaining warranty and other liability.

II.           Question 2

Your letter of September 14, 2010 also presented the following question:

“Please discuss the materiality of any contacts with Iran, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries since April 5, 2007.  Also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.”

A.           Materiality in Quantitative Terms

KBR’s contacts with Iran since April 5, 2007 are not material in quantitative terms.  In total, KBR’s foreign subsidiaries received approximately $7 million in revenue between April 5, 2007 and December 31, 2009 for the Iran-related activities described above − out of the total worldwide consolidated revenues of $30.4 billion in the same 2¾-year period.

These Iranian-related revenues were not material during any of the years since KBR separated from Halliburton.  In Fiscal Year 2007, the year of the separation, the revenues were less than $500,000.  In Fiscal Year 2008, the revenues were approximately $3 million.  In Fiscal Year 2009, they were approximately $3.5 million.  Given that KBR’s annual revenue was $8.7 billion, $11.6 billion, and $12.1 billion in Fiscal Years 2007, 2008 and 2009, respectively, KBR’s subsidiaries’ activities involving Iran accounted for approximately 0.03% or less of KBR’s total revenue during each of those years.

At the time GVA formally terminated its work on the KSSDUP project in the first half of Fiscal Year 2009, GVA’s work was already essentially complete and activity had reached a point where GVA revenue loss associated with terminating the contracts was immaterial.  The unpaid invoices and performance guarantee were under $1 million.  Moreover, KBR does not believe that its foreign subsidiaries will receive further revenue from work involving Iran, other than the roughly $150,000 that MWKL expects from a Japanese client for past work in connection with an ammonia license.

B.           Materiality in Qualitative Terms

KBR’s contacts with Iran since April 5, 2007 did not and do not present a material risk to investors from a qualitative standpoint.  The most significant of its previous activities in Iran − GVA’s KSSDUP project − was formally terminated on May 19, 2009.  We believe that the fact that GVA’s projects with Iran officially ceased during Fiscal Year 2009 would ameliorate any adverse impact the publicity thereof could have on our reputation and risk profile as the result of that project.

To the extent that GVA and MWKL conducted activities relating to Iran after KBR’s separation from Halliburton, in accordance with applicable regulations, no U.S. persons were involved.  U.S. law does not prohibit foreign subsidiaries of U.S. companies from conducting transactions involving Iran, so long as U.S. persons were not involved in approving or facilitating the transactions and those activities do not involve exports to Iran of items that would require U.S. export or re-export authorization to Iran.  As a qualitative factor, this would mitigate any perceived risk to the company’s reputation and share value associated with those activities.

In terms of the potential impact on investor sentiment evidenced by government divestures, KBR does not believe that the minimal amount of legacy activity by two foreign subsidiaries since April 5, 2007 creates a material risk for its shareholders.  Halliburton legacy projects are wrapped up, and KBR’s current policy precludes pursuit of new projects in Iran.  KBR does not hold any Iranian assets, nor has it made any investments that would support the development of petroleum resources or refining facilities in Iran.  Therefore, we do not believe that KBR meets the criteria for mandatory stock divestiture by various states, municipalities, or other institutions on the basis of having had contacts with Iran.  Nor, to our knowledge, has any such government or institution divested KBR stock on that basis.

On these grounds, KBR respectfully asserts that, from a qualitative as well as quantitative perspective, the relatively low level of contact with Iran by two of KBR’s foreign affiliates − carrying out obligations under multi-year legacy contracts − did not present a material risk to KBR’s shareholders in the period since April 5, 2007.  Further, there is no material risk going forward.  In addition to having terminated the projects, KBR has stringent internal controls to prevent its foreign subsidiaries from engaging in future work in Iran or with Iranian government entities, or the sale of products, services, or technology to Iran or to Iranian entities.  Also, KBR Corporate Policy P-GL-KBR-LL-1014 requires that, “[u]pon fulfillment of existing and ongoing legal commitments, and until further notice, subsidiaries of KBR should not undertake any new work in or product sales to” sanctioned countries, including Iran.  As part of KBR’s pursuit review process, new international business opportunities are reviewed for compliance with this policy and that process serves as a control point for identifying projects that would involve activities relating to sanctioned countries.  Specifically, KBR sales managers are required to refer international projects to KBR’s International Trade Compliance Office (“ITCO”) for a compliance review.  ITCO has the authority to stop the project if the project would not be consistent with KBR policy or applicable laws.

Additionally, in 2009, KBR established the Executive Committee on International Trade (“ECIT”) to oversee KBR’s export and sanctions compliance.  The ECIT consists of top management, including the General Counsel, the Chief Financial Officer, the Senior Vice President for Administration, the Senior Vice President – Commercial, and the Director of the International Trade Compliance Office.  The ECIT serves as a further control point for implementation of the corporate policy on sanctioned countries.

To reinforce its internal controls, KBR has taken important steps to train employees, including employees of its foreign subsidiaries, regarding this and other policies as well as potentially applicable laws.  For example, in September 2009 KBR conducted in-person training at GVA regarding its policy on work involving Iran, sanctions laws, and other laws and policies.

In connection with responding to your comments, KBR acknowledges that:

•	the company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KBR appreciates the opportunity to respond to your inquiry of September 14, 2010.  Should you require any additional information or further clarification of the information provided above, you may reach me at 713-753-2067 or by email at Andrew.Farley@kbr.com.

Sincerely,

/s/ Andrew D. Farley
Andrew D. Farley
Senior Vice President, General Counsel and
Chief Compliance Officer
KBR, Inc.

1
On September 28, 2010, the U.S. Treasury Department, Office of Foreign Assets Control (“OFAC”) closed a KBR voluntary self-disclosure involving Iranian origin trucks with a cautionary letter.  The disclosure involved one purchase order for trucks that KBR issued to a supplier in Baghdad, Iraq in 2004.  The transaction, which was in support of U.S. troops, did not involve contact by KBR with Iran, nor did it involve dealings by KBR with the government of Iran or Iranian nationals.  OFAC issued a license for the trucks and closed the matter without any fines or penalties.

2	The project also has been referred to as the Iran Alborz Semi-Submersible Drilling Unit Project (“IASSDUP”).

3
GVA provided a $285,000 performance guarantee to SADRA in the form of a letter of credit issued through a Swedish bank.  We understand that a demand for payment was made, but that because of European sanctions,  the Swedish bank cannot make the payment to the Iranian bank that would receive the funds on behalf of  SADRA.  The Swedish bank continues to charge GVA since the letter of credit remains open.

4	The remaining 45% interest in MWKL is held by JGC Corporation, an unrelated Japanese company.

5	MWKL sourced the urea technology licenses from unrelated, non-U.S. companies, who authorized MWKL to sublicense the technology to its client and procurement services were arranged to avoid U.S. goods

6	MWKL recently received a request for technical assistance from its Japanese client in connection with a reported explosion at one of the ammonia plants, and MWKL declined to provide assistance.

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